SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
(AMENDMENT NO. 1)
SOLICITATION/ RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WHITEHALL JEWELLERS, INC.
(Name of Subject Company)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)

Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Lori Anne Czepiel, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

      This Amendment No. 1 to the Solicitation/ Recommendation Statement on Schedule 14D-9 of Whitehall Jewellers, Inc. (“Whitehall”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2005 (the “Original Schedule 14D-9”, and together with the amendments thereto, the “Schedule 14D-9), relates to the tender offer for all of the outstanding shares of Whitehall Common Stock by Newcastle Partners, L.P. (“Newcastle”) as disclosed in an Offer to Purchase filed as an exhibit to the Schedule TO of Newcastle, filed with the SEC on December 5, 2005, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on December 20, 2005, Amendment No. 2 to the Schedule TO filed with the SEC on December 22, 2005, Amendment No. 3 to the Schedule TO filed with the SEC on December 28, 2005, Amendment No. 4 to the Schedule TO file with the SEC on January 4, 2006 and Amendment No. 5 to the Schedule TO filed with the SEC on January 5, 2006 (collectively, “Schedule TO”). Defined terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 14D-9.
Item 2.  Identity and Background of Filing Person
      Item 2(b) is hereby amended and restated as follows:
      (b) This Schedule 14D-9 relates to the tender offer by JWL Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Newcastle, pursuant to which the Purchaser had originally offered to purchase all outstanding shares of Common Stock for $1.20 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal. The offer is described in a Tender Offer Statement on Schedule TO (together with the body of the Schedule TO and the other exhibits thereto, the “Schedule TO”). On January 4, 2006, Newcastle filed Amendment No. 4 to the Schedule TO disclosing that it had (i) increased its offer price to $1.50 per share, net to seller in cash (such amount, or any greater amount per share paid in the Offer, the “Offer Price”, upon the terms and conditions set forth in such amendment (the tender offer as so amended, the “Offer”), (ii) extended the expiration date of the Offer until January 27, 2006, and (iii) eliminated and/or modified a number of conditions. The modified conditions to the Offer include the following:

(i) a refinancing, acceptable to Newcastle, of the Company’s senior credit facility (together with a substantial prepayment or early termination fee), or a consent from the senior lenders;

(ii) the Company’s Board of Directors (the “Board of Directors” or “Board”) approving replacement financing to be provided by Parent of the Company’s existing $30 million bridge loan financing (plus a $1.2 million exit fee) with financial terms no less favorable to the Company than the existing financing, but with no warrants, conversion rights, or other equity components;

(iii) any event, circumstance or fact shall have occurred which has resulted in, would result in or could reasonably be expected to result in, individually or in the aggregate, an extremely detrimental effect on the business, properties, assets, operations, results of operation or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole;

(iv) there being validly tendered and not withdrawn before the January 27, 2006 a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

(v) the termination of the Securities Purchase Agreement, dated as of October 3, 2005 (the “Prentice Agreement”), between the Company, PWJ Funding LLC and PWJ Lending LLC, affiliates of Prentice Capital Management LLC (together, “Prentice”) and Holtzman Opportunity Fund, L.P. (“Holtzman” and, together with Prentice, the “Investors”) pursuant to which the Company has agreed to sell up to $50 million of Secured Convertible Notes (the “Notes”) to the Investors (together with the series of transactions contemplated thereby, the “Prentice Financing”);

(vi) stockholder rejection of the conditions to consummation of the Prentice Agreement, including the issuance of Shares for the conversion of the Notes, the 1-for-2 reverse stock split, and the election of the directors nominated by the Investors under the Prentice Agreement;

(vii) the Company’s Board of Directors redeeming the Rights or Parent being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter; and

(viii) Newcastle being satisfied that Section 203 of the Delaware General Corporation Law (“DGCL Section 203”) is inapplicable to the Offer and the potential merger thereafter.
Item 4.  Solicitation and Recommendation
      Item 4(b)(i) is hereby amended by adding the following:
      Also on December 16, 2005, the Company delivered a letter to Newcastle, requesting Newcastle to execute a standard form of a confidentiality agreement pursuant to the Section 4(u)(ii) of the Prentice Agreement. Under this section of the Prentice Agreement, in the event of a Competing Transaction (as defined in the Purchase Agreement), such as the Offer, non-public information may be provided to the third party under certain conditions. One of the conditions is that the other party has executed a confidentiality agreement “containing customary limitations on the use and disclosure of all non-public information furnished to such third party on its behalf, the terms of which are at least as restrictive on the third party as the terms contained” in the confidentiality agreement with Prentice.
      Also in the December 16, 2005 letter to Newcastle, the Company requested disclosure of information regarding potential financing with respect to the Offer and other matters. Representatives of the Company also contacted representatives of Newcastle by telephone to make such requests. The following is the full text of the December 16, 2005 letter to Newcastle:
“December 16, 2005
“Mr. Mark E. Schwarz
Managing Member
Newcastle Partners, L.P.
300 Crescent Court, Suite 1110
Dallas, TX 75201
“Dear Mark:

“I’m glad we were able to speak earlier today. As I advised you, we received your December 9, 2005 letter with its responses to certain of our questions set forth in our December 6, 2005 letter. We continue to have questions, given the conditionality of your offer, that the offer and potential second-step merger would ever be consummated. Nonetheless, as I conveyed to you, the Company would like to pursue discussions with you, assuming we can quickly get the specific details of your offer.

“While your letter of December 9, 2005 discussed many of the relevant issues, it provided inadequate specificity and necessary detail. The following list of questions requires detailed, specific responses. We would like to discuss these responses with you and your counsel, in person or via conference call, at your earliest opportunity.

“1. How does Newcastle Partners intend to finance Whitehall? Please provide all of the following information:

a. Senior Credit:

i.	Names of proposed lenders;

ii.	Amount, structure, maturity, key covenants (including reserve covenants) of credit facility; and

iii.	Documentation that demonstrates that Newcastle Partners has, or is immediately able to, enter into a commitment for financing or the status of your discussions with the Company’s senior lenders. Such documentation should include, but not be limited to, proposed term sheets, funding proposals, presentations, correspondence, loan commitments, etc.

b. Subordinate Credit:

i.	Names of all proposed lenders, indicating if Newcastle Partners or an affiliate is a proposed lender; and

ii.	Proposed term sheet indicating amount, rate, maturity, conditions to closing, conversion/warrant/other equity participation features, fees, covenants and any other material provisions of the lending agreement.

c.	Newcastle Partners’ Sources of Financing/Liquidity — Verifiable statement of net assets (e.g., audited financial statements, bank statements, etc.), demonstrating capital of sufficient amount and liquidity to provide proposed financing to Whitehall within a reasonable timeframe. Such statement should indicate capital in excess of what is likely to be required by Newcastle Partners in connection with other pending transactions, including but not limited to the recently announced tender offer for the equity of Fox & Hound Restaurant Group.

“2. Provide specific information regarding the investment fund(s) from which Newcastle Partners intends to finance this transaction.

a.	Specify the dollar amount of uncommitted funds;

b.	Specify whether, and the extent to which, the fund is dedicated;

c.	Specify whether, and the extent to which, the fund is discretionary; and

d.	Describe the investment authority that governs the fund. This description should include, but may not be limited to, maximum commitment per situation or per company.

“3. Describe and provide documentation pertaining to any mechanism by which Newcastle Partners will unconditionally fund the tender offer and repay the $30 million bridge loan.

“4. While the Company understands that an arrangement between the trade vendors and Newcastle Partners is not a condition of the Newcastle proposal, it is not apparent to the Company how Newcastle would be able to finance the senior bank debt, or obtain such lenders’ consent, without such an arrangement. Accordingly, please specify Newcastle Partners’ proposal to address the following items as it pertains to Whitehall’s merchandise vendors:

a.	Currently past-due vendor balances; and

b.	Terms for future merchandise shipments.

“5. The Senior Lenders have made it clear to the Company that the additional $20,000,000 that Prentice proposes to add to the Company’s capital structure was an integral part of the Senior Lenders’ willingness to go along with the Prentice deal. Please specify Newcastle Partners’ proposed capital contribution to the Company and evidence of its ability to fund it.

“6. Specify Newcastle Partners’ strategic plan for Whitehall. The scope of such plan should include, but not be limited to:

a.	Merchandising;

b.	Inventory management;

c.	Store locations: closing, renovations, new locations;

d.	Key management changes; and

e.	Workforce reduction.

“The Board’s understanding of your willingness to eliminate the conditions to your offer and, in particular, to detail the specifics of your proposed financing structure and financial capability is critical to its evaluation of your offer. As I informed you, the company would like to initiate serious discussions with you as soon as tomorrow, subject to our receipt of the requested information outlined above and the execution of the attached Confidentiality Agreement.

Sincerely,

Daniel H. Levy,
Director

cc:	Board of Directors, Whitehall Jewellers, Inc.

Jean FitzSimon
Lewis S. Rosenbloom”
      On December 19, 2005, the parties’ legal advisors spoke. The Company’s counsel reiterated the need for Newcastle to sign a confidentiality agreement. Also, counsel emphasized the Board’s expectations with respect to Newcastle establishing its ability to finance the transaction and addressing the other material substantive conditions thereto.
      On December 20, 2005, Newcastle responded by letter to the Company’s letter of December 16, 2005. The following is the full text of the December 20, 2005 letter to the Company:
“December 20, 2005
“Via Facsimile and Federal Express
“Mr. Daniel H. Levy
Chairman of the Special Committee of the Board of Directors
Whitehall Jewellers, Inc.
155 North Wacker Drive
Chicago, Illinois 60606

“Dear Dan:

“Thank you for your December 16, 2005 letter. Newcastle Partners, L.P. (“Newcastle”) is disappointed that the Board of Directors (the “Board”) persists in failing to acknowledge that Newcastle’s proposal is a superior proposal for Whitehall Jewellers, Inc. (the “Company” or “Whitehall”) and its stockholders. As stated in our letter dated December 9, 2005, Newcastle has been ready and waiting to meet with the Board and its representatives to address any legitimate concerns regarding our offer. Instead, your letter of December 16, 2005 conditions the Board’s willingness to enter into serious discussion on two preconditions: (1) Newcastle enter into a confidentiality agreement and (2) Newcastle provide information regarding six (6) areas identified in your December 16, 2005 letter.

“With regard to the confidentiality agreement, the Board is well aware that Newcastle entered into a confidentiality agreement dated July 10, 2005, which remains in effect until July 10, 2006. Obviously there is no need for a new confidentiality agreement. That being said, to move things along, if the Board is concerned about the duration of the existing confidentiality agreement, Newcastle will agree that such provisions relating to the expiration period under Paragraph 12(a) will remain in effect for two (2) years from the date of this letter.

“With respect to the Board’s request for additional information on the six points raised in your letter, we have received a proposal from a national lender to provide a $140 million asset-based credit facility which would be collateralized by collateral substantially equivalent to the Company’s existing senior credit facility. With regard to your question on key covenants, we are prepared to try to finalize key covenant terms to accommodate the Company’s request, and in order to do so, we request that the Company provide the information set forth in attachment “A.” We will be prepared promptly upon receipt of such information to finalize the proposed terms of the senior credit facility proposal to address the Company’s concerns. For your information, Newcastle has also been contacted by other national bank lenders who are ready and willing to provide an asset-based senior credit facility.

“With regard to the subordinate portion of the credit facility, Newcastle would replace the facility on substantially the same terms as enjoyed by current lenders, or would pay it off as part of Newcastle’s permanent financing. Closing would be conditional on and occur simultaneously with the closing of Newcastle’s tender offer. No upfront fees would be charged.

“As you know, Newcastle is a privately-held partnership. We can confirm to you that Newcastle has sufficient cash on hand to fund all of its financial obligations under our offer. Further, there are no restrictions under Newcastle’s partnership agreements which would limit our ability to fund and close our offer. We would be prepared, subject to the Company entering into an appropriate confidentiality agreement, to provide documentation to the Company’s advisors so that they can confirm the foregoing.

“With regard to the Company’s trade vendors, Newcastle is well aware of the Company’s agreements with the trade and is prepared to honor the terms of such agreements. Upon receipt of the information requested in attachment “A”, we can further address with specificity the request to advise on terms for future merchandise shipments. We believe, however, upon the closing of Newcastle’s proposed merger, Whitehall will be well capitalized and would anticipate vendor financing on normal credit terms.

“We are confused by the final two points of your December 16, 2005 letter. First, if Newcastle replaces the existing senior credit facility, then the additional $20 million Prentice financing characterized as being integral to current senior lenders would be irrelevant. On the other hand, if the current senior lenders wish to remain in place, Newcastle would provide the additional $20 million financing on substantially the same terms and conditions as the Prentice financing without the conversion features.

“Second, with regard to Newcastle’s strategic plans for the Company, we do not understand why it is relevant that the Board opine on our strategic plans regarding issues such as merchandising and inventory management that will pertain to the post-transaction period. Newcastle has offered (i) to acquire and intends to acquire, upon and subject to the satisfaction of the conditions in our offer and the back-end merger, all of the Company’s outstanding capital stock, (ii) to replace in full or pay off the Prentice bridge facility, (iii) to replace the Company’s senior credit and subordinate credit facility or obtain the consent of the senior lenders thereto and (iv) to honor the Company’s agreements with the trade and its other contractual obligations. Therefore, we believe the topic of strategic plans is yet another attempt by the Board to confuse the real issue, whether this transaction is in the best interests of the Company’s stockholders and any other constituents to whom the Board owes a fiduciary duty. Given the capitalization proposed by both Prentice and Newcastle, that duty, as you are aware, should be primarily to the Company’s stockholders.

“In conclusion, we do not view any of the points raised in your letter of December 16, 2005 as an obstacle to the Board determining that our offer is fair to, advisable and in the best interests of the Company and its stockholders. I will be contacting you immediately to see if we can open up a meaningful dialogue and initiate serious discussions to further address the Board’s concerns. We also hope that you will immediately provide us with the requested information so that we can fully and properly respond to the request to address at the present time our future strategic plans for the Company.

Very truly yours,

NEWCASTLE PARTNERS, L.P.

By:	Newcastle Capital Management, L.P.,

its general partner

By:	Newcastle Capital Group, L.L.C., its

general partner

By:	Mark Schwarz, Managing Member

cc:	Mr. Robert L. Baumgardner,

Chief Executive Officer”
      On December 22, 2005, LaSalle Bank, N.A., the Company’s lead senior lender, told the Company that it has been approached by Newcastle regarding its tender offer and that it had told Newcastle that “it is not interested in extending its lending relationship with the Company if Newcastle were the principal owner.” The lender stated that it “has serious doubts about Newcastle’s ability or willingness to consummate the tender, particularly in light of the lender’s understanding that key agreements with the Company’s vendors and landlords were contingent on Prentice providing financing to the Company as well as the absence of any evidence of Newcastle’s plan to provide sufficient working capital necessary to fund the Company until a possible merger could be consummated and beyond.” The lender also stated that it “generally lacks comfort with Newcastle’s track record with respect to Whitehall, given that Newcastle had previously failed to follow through on prior proposals to finance the Company through a rights offering or infusing capital during its prior liquidity crisis.”
      On Thursday, December 22, 2005, the parties’ legal advisors by telephone conference had a more specific discussion about the need for Newcastle to sign a confidentiality agreement, as well as possible modifications to the terms thereof to accommodate Newcastle’s continuing demands.
      After the close of business on Saturday, December 24, 2005, Newcastle sent an email to the Company indicating that it was delivering an executed copy of an acceptable form of the confidentiality agreement that was originally delivered to it on December 16, 2005. (Pursuant to the terms of the Prentice Agreement, the confidentiality agreement was a condition to the Company discussing non-public information with Newcastle. Newcastle had requested such non-public information in its December 16, 2005 letter to the Board, which it maintained it required in order to provide the Board with a copy of its financing proposal or evidence of its ability to satisfy its refinancing conditions.) On December 27, 2005, representatives of the Company received the confidentiality agreement signed by Newcastle and the Company executed it on that day.
      On December 27, 2005, the Company filed its Definitive Proxy Statement with the SEC requesting that stockholders (i) approve the issuance of shares of common stock pursuant to the terms of the Company’s secured convertible note; (ii) approve an amendment to the Company’s certificate of incorporation to effect a 1-for-2 reverse stock split of the Company’s capital stock; (iii) elect two Class I directors, two Class II directors, and one Class III director; and (iv) transact any other business, if any, as may properly come before the special meeting or any adjournments thereof.
      On December 28, 2005, representatives of the Company and its legal advisors met with Newcastle by conference call regarding the Offer. Newcastle responded to certain of the Company’s questions set forth in its December 16, 2005 letter about Newcastle’s ability to finance the required refinancing and otherwise consummate the transaction, but Newcastle did not provide any written confirmation of that information. Nonetheless, based upon Newcastle responses, the Company determined that certain non-public information would be provided, as Newcastle had requested, in order to facilitate Newcastle’s financing efforts. Thereafter, voluminous non-public financial and other information was provided to Newcastle when requested.

      On December 30, 2005, representatives of the Company and its legal advisors held another conference call with Newcastle to discuss the Offer. The Company representatives reiterated that, due to the timing constraints presented under the terms of the Prentice Agreement, the Bridge Loan and the Company’s senior credit facility, as well as the positions of the Company’s lenders and vendors], it was imperative to get the required information as soon as practicable to determine the likelihood that the Offer would be consummated. The Company representatives requested that Newcastle deliver a written firm commitment letter for the refinancing, as described previously. The Company representatives again noted that Newcastle would have to have the funds available to assume or replace the Bridge Loan. The parties discussed that such documentation and financing would have to be placed in escrow before the Board could determine that the transaction constituted a Superior Proposal and, therefore, provide notice to Prentice that it had received a Superior Proposal. The parties also discussed the conditionality of Newcastle’s offer, particularly when compared to the relatively limited conditions under the Prentice Agreement, and the need for Newcastle to agree to acquire all of the Company’s shares. Newcastle and its representatives agreed to prepare and provide the Company with drafts of a merger agreement, bridge loan and other relevant documentation. Company representatives stated that Newcastle had until January 4, 2006 to that respond to the concerns of the Company. Additional non-public information was provided to Newcastle when requested.
      On the morning of January 4, 2006, Newcastle issued a press release announcing its intention to amend the terms of its original tender offer. Late on January 4, 2006, Newcastle filed an amendment to the Schedule TO, detailing the modifications to its Offer as initially disclosed in its press release. Neither of these documents provided the assurances requested by the Company during its prior discussions with Newcastle, including any specific details about, or firm commitments for, its financing of any aspect or element of its Offer.
      Late in the afternoon on January 4, 2006, Newcastle provided Company representatives with a copy of an unsigned proposal letter from a lender, which Newcastle assured the Company would be approved and signed by the lender the next day. The proposal letter related to a $140 million credit facility, which financing was subject to appraisal; financial and other due diligence; structuring and negotiation of definitive terms and documents; approval of the lender’s credit committee; no material adverse change; and Newcastle providing a minimum of $55 million in equity to fund the acquisition, plus additional equity or junior capital to provide a minimum of $35 million in availability at closing.
      Late on January 5, 2006, Newcastle and the Purchaser filed an Amendment No. 5 to the Tender Offer Statement on the Schedule TO to disclose that Newcastle and the Purchaser filed a complaint (the “Complaint”) with the United States District Court for the Southern District of New York against the Company, Prentice and Holtzman Opportunity Fund, L.P. (“Holtzman”). In general, the Complaint alleges that the Company, Prentice and Holtzman have engaged in a series of violations of the federal securities laws, including violations of tender offer rules and regulations. For the Company specifically, the Complaint alleges it (i) violated Delaware corporate law by favoring Prentice and Holtzman for the refinancing of the credit debt, (ii) falsified the proxy for asserting that a majority vote is sufficient to approve the reverse stock split, and (iii) violated the federal proxy laws by failing to disclose the alleged activities of Prentice and Holtzman. Newcastle and the Purchaser are seeking declaratory and injunctive relief. The Company intends to vigorously defend the litigation.
      That evening the Board met to consider its recommendation with respect to the revised Offer.
      On the morning of January 6, 2006, Newcastle sent to the Company’s representatives a letter it had delivered to the Court requesting the Court require the Company to make expedited discovery to Newcastle.
      On January 6, 2006, the Board met by teleconference to consider its recommendation with respect to the revised offer.
      Shortly before that meeting, Newcastle’s legal advisor emailed to the Company’s legal advisors a draft of a proposed merger/tender agreement. In the correspondence which accompanied the merger agreement, Newcastle also mentioned it would be delivering to the Company by the end of that same business day a draft of a loan agreement, using the Prentice loan agreement as a model.

(ii) Reasons for the Recommendation
      Item 4(b)(ii) is hereby amended and restated as follows:
      After careful consideration by the Board, including a review of the Offer with the Company’s management and financial and legal advisors as well as a review of the amended Schedule TO filed by Newcastle on January 4, 2006, the Board has determined to recommend that Whitehall stockholders reject the Offer in its most current form and not tender their Shares in the Offer. Accordingly, the Company reaffirms its recommendation of the Prentice Financing.
      If the material conditions relating to the senior credit facility and Bridge Loan could be satisfied such that the Offer can be consummated, the Board recognizes that the Offer, on its face may provide greater current liquidity to the holders of the Shares at a price above the current trading price. The Prentice Financing, on the other hand, provides financing to the Company without any current payment to stockholders, although stockholders will retain their interest in any turnaround of the Company and its future growth. As of this date the Board, despite repeated requests, has not received from Newcastle a firm commitment with respect to the refinancing of the Company’s outstanding debt, under the senior credit facility and Bridge Loan, which are material conditions to the Offer. Furthermore, no assurance can be given as to whether or when Newcastle will provide the requested information to the Company, or that any information it receives will demonstrate the feasibility of the Offer. In view of this, as well as the contractual restrictions present in the existing Prentice Agreement (as described below), the Company recommends that stockholders reject the Offer.
      In reaching its determination to recommend that the Whitehall stockholders reject the Offer, the Board considered numerous factors in consultation with the management of the Company and the financial and legal advisors to the Company, including but not limited to the following:

•	Whitehall is in, and has for some time been in, a serious financial situation. The Board believes that any proposal must be judged on its feasibility and conditionality and not simply by the consideration offered. As the Company has disclosed previously unless Whitehall secures financing there is substantial doubt as to whether the Company will have sufficient capital to continue to operate its business as currently conducted. In such a case, it is likely that the Company may be forced to pursue a restructuring under applicable bankruptcy law, which would substantially reduce or eliminate the value of the stockholder’s investment. As such, Whitehall’s Board of Directors had previously determined that, given the company’s financial situation, it cannot consider any proposal that does not have a binding commitment for the refinancing, an agreement with the Company’s vendors for the payment of amounts owed to them and the necessary committed funds to close the transaction.

•	The Offer is subject to certain material conditions with respect to refinancing the Company’s debt, each of which must be satisfied or waived in Newcastle’s sole discretion, as follows:

(i)	A refinancing, acceptable to Newcastle on terms yet to be finalized by Newcastle, of the amounts outstanding (together with a substantial prepayment or early termination fee) under the Company’s $140 million senior credit facility, or a consent from the senior lenders (while as of the date of this filing, the amount outstanding is at a seasonal low of approximately $55 million, as is typical the Company expects that the amount will increase given the Company’s obligations and needs, and, as such, the Company believes that replacement facility in the same principal amount as the current $140 million senior credit facility would be needed to satisfy this condition) and

(ii)	Replacement financing of the Company’s existing $30 million Bridge Loan (which also has an additional $1.2 million exit fee (or 4% of the commitment amount) in the event that it is prepaid with funds from any source other than the proceeds of the Notes); Newcastle has proposed it would provide this financing (which must be approved by the Board of Directors) on financial terms yet to be presented to the Company but which Newcastle has disclosed will be no less favorable to the Company than the existing Bridge Loan (but without interest, warrants, conversion rights or other equity components).

•	The fact that Newcastle after all this time still has not provided the Board with any binding commitment or similar evidence about Newcastle’s ability or specific plans to satisfy both of these conditions. The Board noted that Newcastle has repeatedly responded to the Company’s inquiries about these matters with general statements that did not specify Newcastle’s proposed financing plans. The Company has repeatedly requested such information since December 6, and most recently requested that such information be provided no later than January 4, 2006.

•	The fact that the Company’s banks had strongly supported the Prentice transaction and had not expressed similar support for a transaction with Newcastle, which in the Company’s view may significantly affect the likelihood that the financing-related conditions to Newcastle’s Offer are capable of being satisfied.

•	The fact that the Company’s vendors had strongly supported the Prentice transaction and had not expressed similar support for a transaction with Newcastle, which in the Company’s view may significantly affect the likelihood that the financing-related conditions to Newcastle’s Offer are capable of being satisfied. To date, Newcastle has not provided the Company with its specific plans as to how an arrangement with the vendors could be made, nor does it appear to the Company that Newcastle has had substantive discussions with the Company’s vendors. In this regard, the Company notes that in December, the Company entered into an agreement with a vendor to sell approximately $3 million in inventory under terms and conditions that the Company found favorable. This transaction was conditioned by the vendor on (i) the rejection of the Newcastle Offer by the Board and the Company’s stockholders and (ii) the consummation of the transactions with Prentice.

•	The fact that Newcastle previously has made numerous highly conditional proposals that never came to fruition. Newcastle has had ample opportunity to evaluate the business and financial position of the Company and to make a serious, specific and binding offer. Given the date, the necessity for securing financing in the coming weeks and Newcastle’s continued failure to provide the Board with binding commitments for the required financing, the Board’s view is that the Offer is not reasonably capable of being consummated.

•	The fact that Newcastle’s Offer does not assure the acquisition of all of the Company’s outstanding shares. In Newcastle’s SEC tender offer filing, it states that it may not propose or make a second-step transaction to acquire all of the outstanding shares or even pay the same price for the shares. The Company representatives have advised Newcastle that an obligation to consummate a second-step transaction would be a condition to any Board-approved transaction.

•	The Offer is subject to additional conditions, each of which must be satisfied or waived in Newcastle’s sole discretion. The Prentice Financing is not subject to these same conditions. These conditions in the Newcastle Offer include, among others, the following:

(i)	there being validly tendered and not withdrawn before January 27, 2006 a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including Newcastle), represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

(ii)	the termination of the Prentice Agreement pursuant to which the Company would sell up to $50 million in Notes;

(iii)	stockholder rejection of the conditions to consummation of such Prentice Agreement, including the issuance of shares for the conversion of the notes under the Prentice Agreement, the 1-for-2 reverse stock split, and the election of the directors nominated by the purchasers under the Purchase Agreement;

(iv)	the Company’s Board of Directors redeeming the Rights, or Newcastle being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter; and

(v)	Newcastle being satisfied that DGCL Section 203 is inapplicable to the Offer and the potential merger thereafter.

•	The fact that, given the contractual arrangements between Whitehall and Prentice, it is not possible to satisfy other various conditions to the Offer at this time or could result in adverse consequences. For example:

(i)	Under the terms of the Prentice Agreement, the Company may not directly or indirectly solicit offers or entertain any inquiries or proposals to enter into any transaction that would be entered into in lieu of the Prentice Financing and may not discuss a “Competing Transaction” (as defined below) with or disclose non-public information about the Company to any third party in respect of a Competing Transaction.

(ii)	Under the terms of the Prentice Agreement, the Company may not withdraw or modify its recommendation of the Prentice Agreement unless, after consulting its financial and legal advisors, it concludes that an unsolicited competing transaction constitutes a “Superior Proposal” (as defined below) and Prentice does not revise the terms of the Prentice Financing so that the Competing Transaction no longer constitutes a Superior Proposal. Under the Prentice Agreement a “Superior Proposal” is one that is reasonably capable of being consummated, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person or group making the proposal. Given the preliminary nature of the financing proposal and the diligence and other conditions, the Board does not believe that the transaction is reasonably capable of being consummated.

(iii)	Under the terms of the Prentice Agreement, if the Company modifies or withdraws its recommendation, Prentice may have the right to terminate the Prentice Agreement.

(iv)	Under the terms of the Prentice Agreement, Whitehall cannot amend the Stockholders Rights Agreement without the consent of Prentice.

(v)	Under the terms of the Bridge Loan Agreement, the Bridge Loan has a stated maturity date of December 30, 2005, which has been extended to January 31, 2006 under the terms of the Bridge Loan Agreement because the SEC reviewed the proxy statement relating to the upcoming special meeting of the Company’s stockholders.

(vi)	Under the terms of the Bridge Loan Agreement, the Company may prepay the Bridge Loan at any time, provided, however, that if the Bridge Loan is prepaid with funds from any source other than the proceeds of the Notes, then the Company will be required to pay to the Bridge Loan Lenders an exit fee of $1.2 million (4% of the commitment amount of the Bridge Loan).

•	Furthermore, the Board considered the potential effect that a termination of the Prentice Financing would have on stockholder value in the absence of a binding agreement providing for an alternative transaction on substantially similar or improved terms that would be reasonably likely to be consummated on or before January 31, 2006. The Company is in a serious financial and liquidity situation. In particular, the Board considered the following:

(i)	unless the Company secures financing in the next several weeks, the Company’s insufficiency of cash to operate its business would affect the value of the Company’s franchise, its viability as a going concern and, therefore, stockholder value; and

(ii)	that it is necessary for the Company to consummate the Prentice Financing or another transaction involving a significant amount of financing promptly in order to prevent a further and potentially irreversible loss in stockholder value and the value of the Company. Newcastle has failed to demonstrate that its offer is serious and capable of being consummated. There is no assurance that the offer will close and a tendering stockholder will ever receive any payment.

•	The fact that Newcastle’s effort to replace the Board of Directors of the Company in the face of its tender offer is an attempt to control the Company without paying for it or addressing the Board’s well-founded concerns. If Newcastle’s nominees are elected, there is no assurance that Newcastle will consummate its tender offer or any other transaction for the benefit of the stockholders.

•	The limited number of shares tendered into the original tender offer as of January 3, 2006.
      Although the Board recognizes that the revised Offer, if consummated, may provide greater consideration to the Company’s stockholders than the Prentice Financing, for all the reasons set forth above, and in particular the fact that Newcastle has not provided the Company with evidence of a binding financing commitment and the risks to the Company associated with terminating the Prentice Financing, the Board believes it serves the interest of the Company’s stockholders to reject the revised Offer as it currently exists.
      ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.
Item 8.     Additional Information
      Item 8 is hereby amended by adding the following:
      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.
Rights Agreement
      On January 4, 2006, pursuant to its authority under the Rights Agreement the Board postponed the Distribution Date under the Rights Agreement to the Close of Business on the date that is one business day prior to any publicly announced expiration date of the Offer, with respect, and only with respect to, the Offer.

Item 9. Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Letter dated December 16, 2005 from the Company to its stockholders (as filed by the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(2)	Press release issued by the Company on December 9, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2005)
(a)(3)	Quarterly Report on Form 10Q for the period ending October 31, 2005 (as filed by the Company with the SEC on December 9, 2005)
(a)(4)	Press release issued by the Company on December 7, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 7, 2005)
(a)(5)	Press release issued by the Company on November 29, 2005 (as filed by the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(6)	Press release issued by the Company on November 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
(a)(7)	Press release issued by the Company on October 27, 2005 (as filed by the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(8)	Press release issued by the Company on October 4, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2005)
(a)(9)	Press Release issued by the Company on January 5, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 5, 2006)
(a)(10)	Press Release issued by the Company on December 20, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2005)
(a)(11)	Letter dated January 6, 2006 from the Company to stockholders
(e)(1)	Excerpts from the Company’s Preliminary Proxy Statement, dated December 27, 2005, relating to the Special Meeting of Stockholders (Incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(e)(2)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of Hugh M. Patinkin, John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(3)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(4)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
WHITEHALL JEWELLERS, INC.
By:  /s/ JOHN R. DESJARDINS

John R. Desjardins
Executive Vice President and
Chief Financial Officer
Date: January 6, 2006

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Letter dated December 16, 2005 from the Company to its stockholders (as filed by the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(2)	Press release issued by the Company on December 9, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2005)
(a)(3)	Quarterly Report on Form 10Q for the period ending October 31, 2005 (as filed by the Company with the SEC on December 9, 2005)
(a)(4)	Press release issued by the Company on December 7, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 7, 2005)
(a)(5)	Press release issued by the Company on November 29, 2005 (as filed by the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(6)	Press release issued by the Company on November 1, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
(a)(7)	Press release issued by the Company on October 27, 2005 (as filed by the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(a)(8)	Press release issued by the Company on October 4, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2005)
(a)(9)	Press Release issued by the Company on January 5, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 5, 2006)
(a)(10)	Press Release issued by the Company on December 20, 2005 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 20, 2005)
(a)(11)	Letter dated January 6, 2006 from the Company to stockholders
(e)(1)	Excerpts from the Company’s Preliminary Proxy Statement, dated December 27, 2005, relating to the Special Meeting of Stockholders (Incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(e)(2)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of Hugh M. Patinkin, John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(3)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(4)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)